SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,501,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,501,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,501,265
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,501,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,501,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,501,265
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,422,826
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,422,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,826
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 73,107
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 73,107

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 is amended and supplemented as follows:

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on Feburary 8, 2018, as amended by Amendment No. 1 filed on December 17, 2020, Amendment No. 2 filed on March 23, 2021 and Amendment No. 3 filed on September 2, 2022, and relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Solid Biosciences Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 500 Rutherford Avenue, Charlestown, Massachusetts 02129.

Item 2.	Identity and Background

Item 2 is amended and supplemented as follows:

(a)

This Amendment No. 4 is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”) and Perceptive Xontogeny Venture Fund, LP (“Perceptive Xontogeny” and together with Perceptive Advisors, Mr. Edelman and the Master Fund, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Xontogeny Venture GP, LLC (“GP”) is the general partner of Perceptive Xontogeny. Perceptive Advisors serves as the investment advisor to the Master Fund, and Mr. Edelman is the managing member of Perceptive Advisors and GP. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is purchasing, holding and selling securities for investment purposes. The principal business of each of the Master Fund and Perceptive Xontogeny is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Perceptive Advisors is a Delaware limited liability company. Perceptive Xotnogeny is a Delaware limited partnership. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

AavantiBio Merger Agreement

On September 29, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Greenland Merger Sub LLC, a wholly owned subsidiary of the Issuer (“Transitory Subsidiary”), AavantiBio, Inc. (“AavantiBio”), and, solely in his capacity as equityholder representative, Doug Swirsky. The Merger Agreement provides for the acquisition of AavantiBio by the Issuer through the merger of Transitory Subsidiary into AavantiBio, with AavantiBio surviving as a wholly owned subsidiary of the Issuer (the “Merger”).

On December 2, 2022, pursuant to the Merger Agreement, the Issuer acquired AavantiBio through the merger of Transitory Subsidiary into AavantiBio, with AavantiBio surviving as a wholly owned subsidiary of the Issuer. In connection with the Merger, the Master Fund received 365,536 shares of Common Stock in exchange for its 5,483,040 shares of preferred stock of AavantiBio and Perceptive Xontogeny received 73,107 shares of Common Stock in exchange for its 1,096,605 shares of preferredstock of AavantiBio.

References to and the description of the Merger Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 6 and incorporated by reference herein.

Securities Purchase Agreement

On September 29, 2022, the Issuer entered into securities purchase agreements (the “Securities Purchase Agreement”) with several accredited investors (the “PIPE Investors”), pursuant to which the Issuer agreed to issue and sell to the PIPE Investors in a private placement an aggregate of 10,638,290 (as adjusted for the Issuer’s reverse stock split completed on October 27, 2022) shares of the Issuer’s Common Stock (the “PIPE Shares”), for aggregate gross proceeds of approximately $75.0 million (the “Private Placement”). The Private Placement closed immediately following the closing of the Merger on December 2, 2022. The Master Fund purchased 2,163,120 shares of the Issuer’s Common Stock in the Private Placement, for total consideration of $15,249,999.

References to and the description of the Securities Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, which is attached hereto as Exhibit 7 and incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

The information set forth in Item 6 below is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in rows 13 assume there are currently 19,527,440 outstanding shares of Common Stock of the Issuer, based on (i) 7,534,892 outstanding shares reported in the Issuer’s Form 10-Q filed on November 10, 2022, (ii) 1,354,258 shares issued pursuant to the Merger as disclosed in the Issuer’s Form 8-K filed on December 5, 2022, and (iii) 10,638,290 newly issued PIPE Shares, as reported in the Issuer’s Form 8-K filed on December 5, 2022, and also give effect to the Issuer’s one-for-15 reverse stock split effected on October 27, 2022.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Adam Stone, the Chief Investment Officer of the Advisor, holds stock options that are exercisable, or exercisable within 60 days, for 5,332 shares of the Issuer’s Common Stock. The Advisor has the right to receive the director compensation provided in respect of Mr. Stone’s board service through a partial management fee offset.

(c)	The information set forth above in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

Support Agreements

On September 29, 2022, the Master Fund entered into a support agreement with the Issuer and AavantiBio (the “Issuer Support Agreement”) pursuant to which it agreed to vote all shares of the Issuer’s Common Stock held by it in favor of the Merger and the Private Placement and against any alternative acquisition proposals.

On September 29, 2022, the Master Fund and Perceptive Xontogeny entered into a support agreement with the Issuer and AavantiBio (the “AavantiBio Support Agreement”) pursuant to which they agreed to vote all of their shares of AavantiBio preferred stock in favor of the adoption of the Merger Agreement and against any alternative acquisition proposals.

References to and the descriptions of the Issuer Support Agreement and the AavantiBio Support Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Issuer Support Agreement and the AavantiBio Support Agreement, which are attached hereto as Exhibit 8 and Exhibit 9, respectively, and incorporated by reference herein.

Registration Rights Agreement

On September 29, 2022, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors, including the Master Fund, pursuant to which the Issuer agreed to register for resale the PIPE Shares and the stock consideration held by the PIPE Investors. Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the PIPE Shares and any stock consideration within 60 days following the closing of the Private Placement (the “Filing Date”). The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable and to keep such registration statement effective until the date the PIPE Shares and any stock consideration covered by such registration statement have been sold or cease to be registrable securities under the Registration Rights Agreement.

If (i) the registration statement has not been filed by the Filing Date, (ii) the registration statement has not been declared effective by the SEC prior to the earlier of (A) five business days after the date on which the Issuer is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, or (B) 90 days following the closing of the Merger (or, in the event the SEC reviews and has written comments to the registration statement, 120 days following the closing of the Merger) or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason (including by reason of a stop order or the Issuer’s failure to update such registration statement), subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to each holder of registrable securities as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such holder in the registrable securities for the initial day of failure and for each subsequent 30-day period (or pro rata for any portion thereof) for each such month during which such event continues, subject to certain caps set forth in the Registration Rights Agreement.

The Issuer has granted the PIPE Investors customary indemnification rights in connection with the registration statement. The PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

On or prior to the closing of the Merger, each AavantiBio shareholder receiving stock consideration in the Merger may elect to become party to the Registration Rights Agreement. Percptive Xontogeny joined the Registration Rights Agreement with respect to its stock consideration pursuant to the foregoing election prior to the closing of the Merger.

References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10 and incorporated by reference herein.

Item 7.	Materials to Be Filed as Exhibits

Item 7 is amended and restated as follows:

Exhibit 1	Joint Filing Agreement

Exhibit 2	Amended and Restated Registration Rights Agreement dated March 29, 2017 by and among Solid Biosciences, LLC and certain investors (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No. 333-222357))

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Company’s Registration Statement on Form S-1 (File No. 333-222357))

Exhibit 4	Securities Purchase Agreement, dated December 10, 2020, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 11, 2020).

Exhibit 5	Registration Rights Agreement, dated December 10, 2020, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 11, 2020).

Exhibit 6	Merger Agreement (incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit 7	Securities Purchase Agreement (incorporated by reference from Exhibit 10.3 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit 8	Form of Issuer Support Agreement (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit 9	Form of AavantiBio Support Agreement (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit 10	Registration Rights Agreement (incorporated by reference from Exhibit 10.4 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By:	Perceptive Xontogeny Venture GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member